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EXHIBIT H

                             PROPOSED FORM OF NOTICE

                    VERMONT YANKEE NUCLEAR POWER CORPORATION

         Vermont Yankee Nuclear Power Corporation ("Vermont Yankee"), 185 Old Ferry Road, Brattleboro, VT 05703, and National Grid USA, National Grid Group plc and Northeast Utilities, registered holding companies, have filed an Application/Declaration under Section 12(d) of the Act and Rule 44 thereunder.

         Vermont Yankee has entered into a Purchase and Sale Agreement with Entergy Nuclear Vermont Yankee, L.L.C. ("ENVY"), pursuant to which Vermont Yankee proposes to sell to ENVY substantially all of its assets, including its operating nuclear powered generating plant. The transaction therefore constitutes a sale of utility assets by Vermont Yankee and an indirect sale of such assets by the applicant registered holding companies, which are indirect parents companies of Vermont Yankee.

         Vermont Yankee is a single purpose electric utility which operates a 540 MW nuclear powered electric generating plant located in Vernon, Vermont, the output of which is being sold to Vermont Yankee's sponsors under FERC approved power contracts. The proposed transaction involves a continuing power purchase of 100% of the plant's output after the sale by those sponsors (based on the plant's current configuration and capacity).

         Aspects of the transaction are subject to the jurisdiction of the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Vermont Public Service Board and the state utility regulators in the several other New England states in which the Vermont Yankee sponsors do business.


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